02 September 2002



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
       Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

02049936

Dear Sirs

Further to the request of Want Want Holdings Ltd (the   Company"), a company
organized under the laws of the Republic of Singapore (Singapore"), to the
Securities and Exchange Commission to establish the exemption from Section 12(g)
of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b)
thereunder, attached please find the following information that the Company (a)
makes or is required to make public pursuant to the laws of Singapore; (b) files or is
required to file with the stock exchanges on which its securities will be traded and
which are made public by such exchanges; and (c) distributes or is required to
distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiary in PRC

If you have any questions or if you require further information in connection with this
application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a wholly-owned subsidiary in Wang Cheng County, Hunan province, People's Republic of China, known as Hunan Jet-Want Packaging Ltd ("HJWP").

HJWP has a registered capital of US$5.5 million and a total investment amount of US$13.75 million. The principal activities of HJWP include the manufacture of plastic packaging, carton boxes (including printing) and the trading of its products within the Want Want group.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 31/08/02 to the SGX